SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2006

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

March 2005

Description	Page
Press Release, dated February 21, 2006
PSi Technologies Reports Fourth Quarter 2005 Results	4

PSi TECHNOLOGIES REPORTS FOURTH QUARTER 2005 RESULTS

Manila, Philippines – February 21, 2006 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the fourth quarter ended December 31, 2005:

Fourth Quarter Financial Results

Revenues for the fourth quarter of 2005 totaled $21.3 million, a 7.2% sequential increase compared to $19.8 million in the previous quarter, and a 17.5% increase compared to revenues of $18.1 million for the fourth quarter of 2004. Included in total fourth quarter revenues is $2.1 million contributed from the Company’s China operations. Sales of power semiconductor packages comprised 97.4% of fourth quarter revenues, or $20.7 million, a 8.1% sequential increase versus $19.1 million in the previous quarter.

Revenues from the Company’s top 5 customers were $19.0 million, a 7.1% increase compared to $17.8 million in the previous quarter. The Company’s largest customers for the fourth quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips, Power Integrations and ST Microelectronics. Products packaged for those customers are used in a variety of end-user applications, in particular for automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

“Customer loadings increased substantially during the quarter due to strong end user demand and replenishment of inventory,” said Arthur J. Young, Jr. Chairman and Chief Executive Officer.

Cost of goods sold increased at a lower 2.4% sequential rate, owing to initial cost savings from the Company’s operations realignment blueprint, improved cost management and a focus on deriving gains in operating efficiency, all of which contributed to an expansion in consolidated gross margins to 3.6% in the fourth quarter versus (0.9)% in the previous quarter and (1.5)% in the same period last year.

Operating expenses were lower by $0.6 million or 20.7% sequentially, with the majority of cost savings originating from the reduction in administrative expenses, which declined by $0.5 million. Tighter cost controls in administrative and marketing expenses flowing from the operations realignment activities contributed net savings of $0.3 million. The Company did not incur additional expenses related to the cost of reorganization, which had increased administrative expenses by $0.3 million in the previous quarter. As a result of the above, operating loss margin declined to (7.1)% in the fourth quarter versus (15.4)% in the previous quarter, and (16.5)% in the same period last year.

“The margin trends indicate the Company is moving in the right direction with regards to controlling and reducing the cost of organization, as a direct result of initial operations realignment activities,” said Gordon J. Stevenson, Chief Operating Officer. “We expect more

PSi Technologies Holdings, Inc.

Fourth Quarter 2005 Results

substantial savings to flow through as we implement phase 2 of the operations realignment blueprint, covering product rationalization, average selling price adjustments and material substitution.”

The expansion in gross and operating margins led directly to an increase in EBITDA to $2.4 million in the fourth quarter, equating to EBITDA margin of 11.3%. In the previous quarter, EBITDA and EBITDA margin was $0.9 million and 4.7%, respectively.

Net other expenses decreased by $0.2 million on a quarter-over-quarter basis primarily due to the recognition of employee separation/restructuring costs from $0.38 million in the third quarter to $0.04 million in the fourth quarter. In addition, the interest expense and debt issuance cost and discount amortization of the $4 million and $7 million senior subordinated exchangeable notes issued in July 2003 and in June 2005 was $0.83 million in the third quarter and $0.75 million in the fourth quarter. The Company historically applied debt instrument accounting with respect to our exchangeable notes. The Company is currently evaluating whether FAS 133 should be applied with regard to the terms and conditions of the Exchangeable Notes. The decrease in employee/restructuring costs and exchangeable notes’ interest expense and debt issuance cost amortization is partially offset by the increase in net foreign exchange losses and increase in interest and bank charges.

Fourth quarter net loss was $(2.8) million or $(0.21) per outstanding share, compared to net loss of $(4.6) million or $(0.35) per outstanding share in the previous quarter.

Package Development

The Company’s qualification activities on Power QFN has continued in the fourth quarter with various customers. We have started to generate sales with a new customer who launched the industry’s smallest circuit protection thyristor housed in PSi’s 3x3 and 3.3x3.3 Power QFN package. This new customer has indicated a ramp up in volume over the next twelve 12 months while other customers are currently finalizing their qualification programs.

Balance Sheet Highlights

Cash and cash equivalents totaled $1.7 million in the fourth quarter, compared to $2.2 million at the end of 2004.

New acquisitions in property, plant and equipment totaled $5.3 million for the full year, mostly related to the purchase of equipment for the QFN program. Discussions are ongoing with third parties for the disposal of other unutilized properties and equipment.

Total current liabilities declined by $7.3 million to $38.3 million as of December 31, 2005 from $45.6 million at end 2004. The decline in current liabilities is attributable to the reduction in accounts payable to trade and equipment suppliers, and full payment of an equipment loan to a major customer. The long-term liability account of $2.9 million as of December 31, 2005 represents the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

As of December 31, 2005, tangible book value was $2.61 per share on 13,289,525 outstanding shares.

PSi Technologies Holdings, Inc.

Fourth Quarter 2005 Results

Business Outlook

“Customer loadings are expected to remain robust over the coming months,” said Young. “More significantly, we are focused on improving the Company’s cost base through the implementation of the operations realignment blueprint activities while we continue specific focus on Power QFN.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:

Edison G. Yap, CFA (63 917) 894 1335 egyap@psitechnologies.com.ph	Amy Cozamanis (310) 854 8314 acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Fourth Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended		Year Ended December 31,
	31-Dec-05	30-Sep-05	2005	2004
	Unaudited	Unaudited	Unaudited	Audited
REVENUES	$21,250,623	$19,830,431	$80,519,900	$79,231,458
COST OF SALES	16,530,386	15,809,837	64,207,537	63,206,553
DEPRECIATION	3,951,920	4,190,597	17,015,443	15,883,445

GROSS PROFIT	768,317	(170,003)	(703,081)	141,459

OPERATING EXPENSES
Research and development	315,046	334,135	1,243,510	1,008,075
Stock compensation cost	59,988	59,988	239,953	653,206
Administrative expenses	1,563,077	2,105,542	7,139,625	8,438,246
Special charges				1,263,132
Marketing expenses	216,481	241,832	919,132	791,696
Freight out	127,320	136,763	449,383	86,300

Total Operating Expenses	2,281,912	2,878,260	9,991,603	12,240,655

LOSS FROM OPERATIONS	1,513,595	3,048,263	10,694,684	12,099,196

Interest and bank charges-net	(322,330)	(267,096)	(1,307,286)	(1,045,751)
Foreign exchange gains(losses)-net	(221,584)	(31,456)	(127,310)	(304,956)
Early retirement cost	(43,857)	(384,701)	(395,061)
Exchangeable Note interest and financing charges	(749,674)	(834,490)	(2,142,722)	(1,093,384)
Miscellaneous	5,524	(52,354)	38,117	597

Net Other Expense	(1,331,921)	(1,570,096)	(3,934,261)	(2,443,494)

LOSS BEFORE INCOME TAX AND MINORITY INTEREST	2,845,516	4,618,359	14,628,945	14,542,690

PROVISION FOR INCOME TAX	—	—	—	368,768
MINORITY INTEREST	—	—	—	(179,493)

NET LOSS	$2,845,516	$4,618,359	$14,628,945	$14,731,965

EBITDA	$2,410,177	$933,456	$7,595,069	$6,478,118
No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	$(0.21)	$(0.35)	$(1.10)	$(1.11)

Note:

•	Summations/numbers may differ due to rounding.

•	Effective in the first quarter, China-related revenues and expenses were consolidated into the Income Statement of the Company, instead of previous quarters’ practice of classifying the net result under the heading “China Expenses” in the Operating Expense section of the Company’s Income Statement.

•	The accounts as presented herein have been revised to conform to their presentation under the 2004 Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Fourth Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Dec-05	31-Dec-04
	Unaudited	Audited
ASSETS
Current Assets
Cash	$1,720,753	$2,152,942
Accounts receivable-net	14,330,407	10,932,923
Notes receivable on sale of land and building	940,903	—
Inventories-net	6,237,366	8,292,326
Other current assets-net	789,528	426,726

Total Current Assets	24,018,958	21,804,917

Noncurrent Assets
Investment and advances	143,273	143,609
Property, plant and equipment-net	50,909,478	65,468,721
Other noncurrent assets-net	838,923	1,271,504

Total Noncurrent Assets	51,891,674	66,883,834

	$75,910,632	$88,688,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$21,802,445	$23,252,579
Accounts payable CAPEX	1,748,194	6,185,099
Loans Payable	11,400,000	11,800,000
Trust receipts payable	3,365,693	3,237,411
Current portion of long-term liability due to a customer		709,947
Current portion of obligations under capital lease	—	460,674

Total Current Liabilities	38,316,331	45,645,710

Noncurrent Liabilities
Exchangeable Note	2,858,753	1,524,782

Total Noncurrent Liabilities	2,858,753	1,524,782

Stockholders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,707,594	71,861,359
Deficit	(45,562,863)	(30,933,918)

Total Stockholders’ Equity	34,735,548	41,518,259

	$75,910,632	$88,688,751

PSi Technologies Holdings, Inc.

Fourth Quarter 2005 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Year Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$(14,628,945)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation cost	239,953
Depreciation and amortization	17,873,306
Provision for retirement expense	237,630
Provision for inventory obsolescence	660,748
Amortization of debt issuance cost and discount	1,211,508
Interest expense on exchangeable note	769,167
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	(3,397,484)
Inventories	1,394,213
Other Current Assets and tax credit receivable	(362,802)
Increase (decrease) in :
Accounts payable and other expenses	(1,687,765)

Net cash provided by operating activities	2,309,528

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(9,760,183)
Proceeds from sale of property and equipment	1,250,000
Decrease (increase) in investments and advances	336
Decrease (increase) in other assets	210,469

Net cash used in investing activities	(8,299,378)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	(400,000)
Trust receipts and acceptances payable	128,282
Net availment/(payments) of stock issuance cost	—
Net availment/(payments) of liability due to a customer	(709,947)
Net availment/(payments) of exchangeable note	7,000,000
Net availment/(payments) of obligation under capital leases	(460,674)

Net cash provided by (used in) financing activities	5,557,661

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(432,189)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,152,942

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,720,753

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING AND INVESTING
Property and equipment acquired (paid) on account under accounts payable	(4,436,905)
Notes receivable on sale of land & Bldg	940,903